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TIMOTHY SPANGLER

 timothy.spangler@dechert.com

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March 25, 2020

Filed via EDGAR

Ms. Karen Rossotto
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Subject:      Franklin Templeton Trust (the “Trust”)
(File Nos. 811-23471; 333-233596)

Dear Ms. Rossotto:

On behalf of the Trust, submitted herewith via the EDGAR system are the responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) that you provided with regard to the Trust’s initial registration statement on Form N-1A (the “Registration Statement”), relating to the registration of the Franklin Tokenized U.S. Government Money Fund (formerly, Franklin Blockchain Enabled U.S. Government Money Fund) (the “Fund”), a series of the Trust.  The Registration Statement was filed with the Commission on September 3, 2019 under the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940 (the “1940 Act”).

Below we have provided your comments (in bold) and the Trust’s response to each comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

General

1.              Comment:       We note that a number of the comments below were provided orally to the Fund previously, consistent with the request for engagement outlined in the January 18, 2018, Letter from Dalia Blass.  See Letter from Dalia Blass, Director of the Division of Investment Management of the U.S. Securities and Exchange Commission, to Paul Schott Stevens, President & CEO of the Investment Company Institute, and Timothy W. Cameron, Asset Management Group – Head of the Securities Industry and Financial Markets Association, (Jan. 18, 2018) available at: https://www.sec.gov/divisions/investment/noaction/2018/cryptocurrency-011818.htm.

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Ms. Karen Rossotto

 U.S. Securities and Exchange Commission

March 25, 2020

Response:              The Trust acknowledges your comment.

2.              Comment:       We note that portions of the registration statement are incomplete.  We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

Response:              The Trust acknowledges your comment.

3.              Comment:       Please supplementally explain if the Fund has submitted or intends to submit an exemptive application or no-action request in connection with the registration statement, or if the Fund anticipates requesting such relief in the future.

Response:              The Trust does not believe that the Fund, as it is intended to operate at initial launch, will require exemptive or no-action relief.  Accordingly, the Trust does not intend to submit an exemptive application or no-action request in connection with the Registration Statement prior to initial launch.  However, the Trust undertakes to consult with the Staff prior to introducing any material, novel operational features (such as, for example, secondary market or peer-to-peer trading of Fund shares) and will seek exemptive or no-action relief, as appropriate, if such relief is determined to be required in the future.

4.              Comment:       The Fund is named the Franklin Blockchain Enabled U.S. Government Money Fund.  The name of the Fund, specifically the phrase “Blockchain Enabled,” could suggest that the Fund’s strategy includes investments that use blockchain technology.  Under rule 35d-1(a)(2) of the Investment Company Act of 1940 (“the ‘1940 Act”), a fund with a name suggesting that the fund focuses its investments in a particular investment or industry, must have a policy to invest, under normal circumstances, at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in that investment or industry.  As the Fund must invest at least 99.5 percent of assets in government securities to comply with Rule 2a-7 of the 1940 Act, please explain to us why the name is not misleading within the meaning of rule 35d-1(a)(2) or revise the Fund’s name by removing the term “Blockchain.”  Further, given that the Fund’s disclosure describes the Fund’s shares as “blockchain-based,” but the official records for the Fund’s share ownership will be maintained by the Fund’s transfer agent, please explain why the term “Blockchain Enabled” is appropriate and not misleading in the Fund’s name under Section 35(d) of the 1940 Act or revise the Fund’s name by removing “Blockchain Enabled.”

Response:              Subsequent to the Trust’s Form N-1A filing on September 3, 2019, the Trust has determined to rename the Fund to the “Franklin Tokenized U.S. Government Money Fund.”  For the reasons discussed more fully below, however, the Trust respectfully asserts that neither the Fund’s former name nor its proposed new name are subject to the provisions of Rule 35d-1, as both the former name and the proposed new name describes an operational feature of the Fund, rather than suggesting a focus in “a particular type of investment or investments.”  Moreover, the Trust respectfully asserts that the Fund’s former name and the proposed new name is not otherwise “materially deceptive or misleading.”

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Ms. Karen Rossotto

 U.S. Securities and Exchange Commission

March 25, 2020

Section 35(d) of the 1940 Act makes it unlawful for “any registered investment company to adopt as a part of the name or title of such company, or of any securities of which it is the issuer, any word or words that the Commission finds are materially deceptive or misleading.”  Section 35(d) authorizes the Commission to define any names or titles as being materially deceptive or misleading under that section by rule, regulation, or order.  The Commission adopted Rule 35d-1 under the authority of this section.  Rule 35d-1(a)(2) makes any name of a fund “materially deceptive and misleading” for purposes of Section 35(d) if the name “suggest[s] that the fund focuses its investments in a particular type of investment or investments,” unless the fund, among other things, adopts a policy to invest, under normal circumstances, at least 80% of the fund’s net assets plus borrowings for investment purposes in the types of investments suggested by the fund’s name.

Historically, the SEC and Staff have distinguished between fund names that have suggested a focus in a particular type of investment or investments and fund names with other meanings, including fund names that connote a particular type of investment strategy (e.g., “income”) or a particular type of use case (e.g., “retirement”).  For example, the SEC has stated that Rule 35d-1 “does not apply to fund names that incorporate terms … that connote types of investment strategies as opposed to types of investments.”1  Similarly, the Staff echoed this point by noting that Rule 35d-1 would not apply to a term that suggests an investment objective or strategy rather than a type of investment.2  Ultimately, in determining whether a particular name is misleading, the SEC stated that the Staff “will consider whether the name would lead a reasonable investor to conclude that the company invests in a manner that is inconsistent with the company’s intended investments or the risks of those investments.”

1             See Investment Company Names, Investment Company Act Release No. 24828 (Jan. 17, 2001).

2             See Frequently Asked Questions about Rule 35d-1 (Investment Company Names) (Dec. 4, 2001) (“Rule 35d-1 would not apply to the use of the term ‘income’ where that term suggests an investment objective or strategy rather than a type of investment.”).

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Ms. Karen Rossotto

 U.S. Securities and Exchange Commission

March 25, 2020

The Trust respectfully submits that the term “tokenized” is a widely used and understood term to describe assets recorded on a blockchain or distributed ledger, and does not reasonably suggest a focus in a particular type of investment or industry.  Rather, the Trust believes that the term “tokenized” suggests the operational use of a technology that has the potential to benefit Fund investors.  While, as the Staff notes, the Fund’s shares will not be solely recorded on a blockchain ledger, the secondary recording of Fund shares on a blockchain ledger would nevertheless represent a novel step forward for the mutual fund industry.  The Trust believes that Fund investors may benefit from the use of this new technology and has included appropriate disclosure in the Fund’s prospectus and statement of additional information to describe how the Fund’s operations will be affected by the use of blockchain technology.

The Trust believes that, similar to a fund name that connotes a particular type of investment strategy or a particular type of use case, a fund name that connotes an operational feature of a fund is not within the purview of Rule 35d-1.  Accordingly, the Trust does not believe that the term “tokenized” implicates Rule 35d-1(a)(2).

Moreover, the Trust does not believe that inclusion of the term “tokenized” in the Fund’s name is otherwise materially deceptive or misleading in contravention of Section 35(d).  The Fund’s prospectus explicitly states that the Fund “intends to be a ‘government money market fund,’ as such term is defined in or interpreted under Rule 2a-7 under the [1940 Act],” and that the secondary recording of Fund shares on the blockchain will not affect the Fund’s investments.  The Fund will invest, consistent with Rule 2a-7 under the 1940 Act, at least 99.5% of its total assets in government securities, cash and repurchase agreements collateralized fully by government securities or cash.  Given the foregoing, the Trust believes that no reasonable investor would conclude that the Fund invests in a manner that is inconsistent with a U.S. government money market fund subject to the maturity, quality, liquidity and diversification requirements of Rule 2a-7.  Moreover, for the reasons discussed above and notwithstanding that blockchain technology would be used to record share ownership as a secondary method of recording share ownership, the Trust believes that inclusion of the term “tokenized” in the Fund’s name is important for shareholders to understand a unique operational feature of the Fund and is therefore appropriate and not misleading under the circumstances.

Prospectus – Fees and Expenses of the Fund

5.              Comment:       The staff notes the Fund will maintain two sets of records.  The Fund’s transfer agent will maintain the official record of share ownership, while an electronic distributed ledger (hereinafter, “blockchain”) of transaction data will also be kept.  Please supplementally explain if the Fund will incur expenses associated with the Fund’s secondary method of recording share transactions on the blockchain.  If so, please explain who pays these costs.  If the Fund pays these costs, explain if they are included in the line item “Other Expenses” in the Fund’s fee table.

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Ms. Karen Rossotto

 U.S. Securities and Exchange Commission

March 25, 2020

Response:              The Trust confirms that the Fund will not be responsible for any expenses associated with the secondary recording of share transactions on the Stellar network.  These expenses will initially be the responsibility of the Fund’s investment manager, Franklin Advisers, Inc. (“Advisers”), or its affiliates.  However, investors that purchase and redeem Fund shares through the App may be directly responsible for certain account fees and other expenses, as described in the App’s account application and/or user agreement, which may be used to pay for expenses associated with the secondary recording of share transactions on the Stellar network.  In the future, to the extent the Fund will incur these expenses, the Trust confirms that they will be included in the “Other Expenses” line item in the Fund’s fee table.

Prospectus – Principal Investment Strategies

6.              Comment:       The sixth paragraph on page 2, titled Blockchain-based shares; no investment in cryptocurrencies, discloses the Fund’s recording of transactions on the blockchain.  Please add a heading to this paragraph to clarify that blockchain is an operational aspect of the Fund (accordingly, the heading should distinguish this section from the immediately preceding paragraphs disclosed under the heading “The Fund invests in:”).  In the heading, please avoid the term “Blockchain-based shares” as it could suggest investment in cryptocurrency or blockchain-based companies and may be misleading to investors.  Within this paragraph, please disclose:

a.     A plain English explanation of blockchain technology.  Consider providing a cross-reference to the more detailed explanation of the blockchain later in the registration statement.

b.     That the secondary recording of Fund shares on the blockchain does not affect the investments the Fund will make.

c.      That the Fund is a money market fund, and accordingly will invest in government securities consistent with Rule 2a-7 of the 1940 Act.

d.     That the Fund expects the operational differences of this Fund will have little, if any, effect on Fund shareholders currently.

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Ms. Karen Rossotto

 U.S. Securities and Exchange Commission

March 25, 2020

Furthermore, the disclosure in this paragraph states, “[a]lthough the Fund’s transfer agent will maintain the official record of share ownership in book-entry form, shares will also be recorded on the Stellar network, an electronic distributed ledger.”

e.      Please clarify if the transfer agent will maintain both the book-entry and electronic ledger or if a third party will keep the electronic ledger.

f.      If a third party is involved, please supplementally explain if the Fund will incur additional costs, how those costs will be disclosed to shareholders, and whether the third party contract will be approved by the Board.

Response:              The Trust has revised the prospectus to incorporate the Staff’s comments.  In addition, with respect to Staff Comment No. 6(e), please note that, at initial launch, the Fund’s transfer agent, Franklin Templeton Investor Services, LLC (the “Transfer Agent”), will maintain the official record of share ownership in book-entry form, and an affiliate of the Transfer Agent will coordinate with the Transfer Agent to record all transactions in Fund shares on the Stellar network.  With respect to Staff Comment No. 6(f), please see the Trust’s response to Staff Comment No. 5.  In addition, although the Board will approve the Transfer Agent and Shareholder Services Agreement with the Transfer Agent, the Board is not expected to approve the agreement with the Transfer Agent’s affiliate, as the Trust is not expected to be a party to that agreement.

7.              Comment:       The seventh paragraph on page 2 states:

At this time, shares of the Fund are not currently available for purchase, sale or transfer from one shareholder to another shareholder (or potential shareholder) (“peer-to-peer”) on the blockchain or in any secondary trading market.  The Fund’s investment manager believes that blockchain-based shares will provide increased transparency to Fund shareholders and may, in the future, permit reduced settlement times and provide other benefits to Fund shareholders.

a.     With regard to the first phrase of the second sentence, if the Fund at launch will have “increased transparency,” please add disclosure to explain how the use of the blockchain ledger increases transparency.  If increased transparency is a prospective feature of the Fund, please move the disclosure consistent with comment (b) below.

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Ms. Karen Rossotto

 U.S. Securities and Exchange Commission

March 25, 2020

b.     With regard to the remainder of the paragraph, the disclosure describes attributes of the Fund that, although not available currently, may be in the future.  Please move all discussions of prospective attributes of the Fund to a location of lower prominence after the summary prospectus.  In that section, please clearly describe the prospective features of the Fund, and that these features are not currently, and possibly may never be, available to investors.  Please also address any other known plans for the future of the Fund that were not covered in this registration statement.

Response:              The Trust has revised the prospectus to incorporate the Staff’s comments.  In addition, with respect to Staff Comment No. 7(b), the Trust believes that the level of disclosure included in the revised prospectus filed herewith with respect to any future operations of the Fund is appropriate, given these future operations may not be implemented.

Prospectus – Principal Risks

8.              Comment:       The paragraph titled, “Blockchain-Based Shares,” discloses the risks associated with the use of blockchain.  Please modify the disclosure as noted below.

a.     The disclosure states, “[a] discrepancy between the blockchain record and the official record of share ownership, could result in a delay of the processing of a purchase and redemption order.”  However, as the transfer agent’s book entry will be determinative, we are unclear as to why any discrepancies on the blockchain would be relevant.  Accordingly, please briefly disclose why delays may occur and elaborate on the length of a delay investors might experience.  Furthermore, please supplementally confirm that despite any processing delays, shareholders will receive payment for a redemption request within 7 days as required by Section 22(e) of the 1940 Act.

b.     The disclosure states, “[t]he use of distributed ledger technology is untested for mutual funds.”  Consider disclosing that the untested nature of the technology is the Fund’s reason for using it only as a secondary method of recording share transactions while continuing to use the book-entry method as the primary and official method for recording shares.

Response:              The Trust has removed the sentence identified in Staff Comment No. 8(a) because a discrepancy between the blockchain record and the official record of share ownership would not result in a delay of the processing of a purchase and redemption order.   The Trust supplementally confirms that it will comply with Section 22(e) of the 1940 Act and any commitment that the Fund has made to shareholders.  In addition, with respect to Staff Comment No. 8(b), the Trust respectfully declines to make the change requested.

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Ms. Karen Rossotto

 U.S. Securities and Exchange Commission

March 25, 2020

Prospectus – Purchase and Sale of Fund Shares

9.              Comment:       The first paragraph of this section states, “You may purchase or redeem shares of the Fund at any time through the App ... .”  Other than a cross-reference to the App in Performance above, this is the first reference to the App in the registration statement.  Please revise the paragraph as follows.

a.     Please clarify the App is a mobile application that investors will use to transact shares.  If there is also an accompanying web platform, please disclose.

b.     Please disclose the specific name of the App and disclose that investors must download the App to open an account with the Fund.

c.      Please disclose that investors may only purchase and redeem Fund shares online using the App.  Consider providing a cross-reference to the information provided in Account Application and Privileges via the App on page 12.

d.     Please disclose in the prospectus, that the Fund will conduct anti-money laundering and Know Your Customer (“AML/KYC”) checks on all shareholders.

e.      Supplementally, please describe the AML/KYC procedures the Fund will use, and discuss how the Fund will verify the identity of the users of the App.

Response:              The Trust has revised the prospectus to incorporate the Staff’s comments.  In addition, with respect to Staff Comment No. 9(e), the Fund has adopted an Anti-Money Laundering/Anti-Terrorist Financing policy and procedures, which includes a customer identification program (“CIP”).  The Transfer Agent will primarily be responsible for the administration of the CIP.  Each investor that seeks to purchase Fund shares, whether through the App or otherwise, will be required to open an account with the Transfer Agent and must provide the information required by the CIP to the Transfer Agent before they receive any shares of the Fund.  Customers of the Fund (“Customers”) will provide all information, as described below, to the Transfer Agent through the App.

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Ms. Karen Rossotto

 U.S. Securities and Exchange Commission

March 25, 2020

When establishing a Customer account relationship with the Fund, the Transfer Agent will:

•       Require Customer identification information, including name, address, date of birth, and social security number (for US persons), from each potential Customer;

•       Utilize risk-based measures to verify the identity of each Customer who opens an account with the Fund;

•       Record Customer identification information and the verification methods and results; and

•       Compare Customer identification information with government-provided lists of suspected terrorists.

When the Transfer Agent cannot form a reasonable belief that it knows the identity of the Fund’s Customer, it may do any or all of the following:

•       Request additional documentary evidence for verifying the identity of the Customer including, but not limited to, a current driver’s license or current passport;

•       Not open an account if the Customer fails to provide required Customer information data elements up front;

•       Impose terms under which a Customer may use an account while it attempts to verify the Customer’s identity. These terms may include, but are not limited to, restricting exchange, purchase or redemption activity until the identity verification process is successful;

•       Close an account after attempts to verify the Customer’s identity fail; and

•       Consider filing a Suspicious Activity Report in accordance with applicable law and regulation.

The Transfer Agent is committed to full compliance with economic sanction laws administered and enforced by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) as well as other foreign sanction programs, when applicable.  Within a reasonable period of time after an account is opened, the Transfer Agent will seek to determine whether a Fund Customer appears on any such list of known or suspected terrorists or terrorist organizations issued by any Federal government agency and designated as such by OFAC. The Transfer Agent will follow all Federal directives issued in connection with such lists.

Prospectus – Fund Details – Principal Risks

10.           Comment:       In the first paragraph of the “Blockchain-Based Shares” risk, the disclosure states, “[u]sers of the Stellar network must pay transaction fees ... to the Stellar network in order to validate a transaction. ... These transaction fees will be the responsibility of the investment manager or its affiliates or a third party.”

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Ms. Karen Rossotto

 U.S. Securities and Exchange Commission

March 25, 2020

a.     Supplementally explain whether the investment manager or third party will seek reimbursement of these fees from Fund shareholders, and if so, whether this cost will be reflected in the fee table.

b.     Please supplementally identify the third party and explain the circumstance upon which the third party would be responsible for these fees.

Response:              The Trust has revised the prospectus to clarify that the transaction fees described in Staff Comment No. 10 will be the responsibility of Advisers or its affiliates.  The Trust confirms that the Fund will not be responsible for any expenses associated with the secondary recording of share transactions on the Stellar network, including these transaction fees, and that neither Advisers nor its affiliates will seek reimbursement from the Fund for these expenses.

11.           Comment:       In the first sentence of the third paragraph of this section, the disclosure states, “[u]pon the creation of an account through the App, a blockchain wallet and a corresponding public and private key pair will be created for each investor.”

a.     Will the public and private key pairing of the investor’s account be meaningful at Fund launch?  If not, please move the discussion of the blockchain wallet and key pairs to the discussion of prospective attributes of the Fund.  Disclose here only the information investors need to use their account to transact in the current Fund.

b.     If the creation of the blockchain wallet and private/public keys have current relevance to an investor’s transactions in the Fund, please revise the disclosure in this paragraph to describe clearly and in plain English how these aspects of the investor’s account with the Fund will work.  In doing so, please explain technical terms in more simplified language. Please make similar changes to the disclosure on page 12 of the SAI.

c.      Additionally, please provide to us additional details concerning the wallet and public/private keys.  Specifically, who will create the wallet? Is it generated by the Stellar blockchain?

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Ms. Karen Rossotto

 U.S. Securities and Exchange Commission

March 25, 2020

Response:              The Trust acknowledges your comment.  Upon creation of an account through the App, the Transfer Agent will coordinate with an affiliate to create a blockchain wallet for each investor.  Investors will be provided with a unique Stellar blockchain address with which they will be able to track share balances through public block explorers in addition to the App.  Because investors will not have access to their private/public key pair at launch, the referenced disclosure has been modified as requested.  The Trust believes that the revised disclosure is accessible in plain English.

12.           Comment:       At the top of page 7, the disclosure states, “[a] third party digital asset custodian will be responsible for custody of the private keys associated with each shareholder’s shares.”

a.     Please identify the custodian responsible for the private keys.

b.     Please supplementally confirm that any costs associated with the custodian responsible for the private keys will be reflected in the Fund’s fee table.

c.      Please supplementally explain whether any additional third party service provider will be retained to maintain the blockchain ledger or other digital aspects of the Fund.  If so, please disclose.

Response:              The Transfer Agent will be responsible for maintaining the Fund’s share registry.  Additionally, the Transfer Agent will contract with an affiliate to record all transactions in Fund shares on the Stellar network ledger.  The Trust does not intend to hire any other service providers at this time in connection with the Fund’s blockchain operations.  The Fund’s secondary share ownership record will be recorded on the Stellar network using cryptographic software that allows for transactions to be signed without the need for private keys.  Accordingly, because the Transfer Agent and its affiliate will be ultimately responsible for maintaining the Fund’s secondary records on the Stellar network ledger and because private keys will not be used, the Trust has removed the referenced disclosure.

The Trust also confirms that the Fund will not be responsible for any expenses associated with maintaining the secondary record of Fund shares on the Stellar network ledger.  These expenses will initially be the responsibility of Advisers or its affiliates.  However, investors that purchase and redeem Fund shares through the App may be responsible for certain account fees and other expenses, as described in the App’s account application and/or user agreement.  In the future, to the extent the Fund will incur any expenses associated with maintaining the secondary record of Fund shares on the Stellar network ledger, the Trust confirms that they will be included in the “Other Expenses” line item in the Fund’s fee table.

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Ms. Karen Rossotto

 U.S. Securities and Exchange Commission

March 25, 2020

13.           Comment:       In the second bullet of the first full paragraph of page 7, please revise in plain English the phrase “or by which the validity of a copy of such ledger can be mathematically proven utilizing cryptographically-secured distributed ledger technology.”

Response:              The Trust has revised the prospectus to incorporate the Staff’s comments.

14.           Comment:       In the second sentence of the second full paragraph of page 7, the disclosure states, “[d]uring a network delay, it will not be possible to record transactions in the shares on the blockchain.  Should such a delay occur for an extended period of time, the Fund could choose to effect transactions with shareholders manually ... until such time as the network has resumed normal operation.”

a.     Please supplementally explain the extent to which a network delay has occurred, if applicable.

b.     Please supplementally explain how the Fund will meet its redemption requests within 7 days in compliance with Section 22(e) of the 1940 Act if a network outage occurs for an extended period of time.

Response:              The Trust understands that, in May 2019, the Stellar network was unable to process transactions for approximately 67 minutes due to an inability to reach consensus.  The Trust is not aware of any other delays on the Stellar network.  In the event of a network delay in the future, the Fund may elect to process redemptions manually in order to comply with Section 22(e) of the 1940 Act or any commitment that it has made to shareholders.

15.           Comment:       Consider including in this section summaries of the disclosure provided in Blockchain Regulation and Operations and Technology on pages 14-15 in the SAI.  In particular, consider disclosing further information on the regulatory concerns which may arise due to the differences between the way shares are issued and recorded compared to shares in a traditional mutual fund.  Additionally, consider further disclosure concerning the risks that arise due to the use of “complex information technology and communication systems” and the costs associated with mitigating and correcting those risks.

Response:              The Trust has revised the prospectus to incorporate the Staff’s comments.

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Ms. Karen Rossotto

 U.S. Securities and Exchange Commission

March 25, 2020

Prospectus – Fund Details – Manager of Manager Structure

16.           Comment:       This section describes the Fund’s use of sub-advisers.  Does the Fund anticipate using a sub-adviser?  If not, please delete this section or otherwise revise as appropriate.

Response:              The Trust notes that, as disclosed in the second sentence of this section, the investment manager does not currently utilize a sub-advisor with respect to the Fund.  As required under the terms of the exemptive order issued by the Commission (file no. 812-14167) (the “Order”), the Fund discloses to shareholders that the Fund may use a Manager of Managers Structure and that the investment manager may retain sub-advisors to manage all or a portion of the Fund.  The Order does not require the Fund or the investment manager to use a sub-advisor at all times.  Although the investment manager does not currently intend to utilize a sub-advisor, the Trust respectfully declines to delete or revise the above-referenced disclosure.

Prospectus – Fund Details – Your Account; Buying Shares

17.           Comment:       In this section, the disclosure states, “[t]he Fund does not permit investments by financial intermediaries, including ... broker-dealers or other intermediaries on behalf of their customers.”  Shares of the Fund appear to be digital asset securities within the meaning of the joint SEC-FINRA guidance of July 2019, and therefore there is currently no guidance on how they may be custodied by brokers.  See Joint Staff Statement on Broker-Dealer Custody of Digital Asset Securities, July 8, 2019, at https://www.sec.gov/news/public-statement/joint-staff-statement-broker-dealer-custody-digital-asset-securities.

Accordingly, please consider clarifying whether broker-dealers will be able to hold securities of the Fund in street name on behalf of their customers.

Response:              The Trust has revised the prospectus to incorporate the Staff’s comments.

Prospectus – Fund Details – Privileges via the App

18.           Comment:       On page 13, the disclosure states, “[u]sing the App means you are consenting to sending and receiving personal financial information over the Internet, so you should be sure you are comfortable with the risks.”  Please provide a cross-reference to the disclosure of risks associated with using the blockchain ledger.

Response:              The Trust has revised the prospectus to incorporate the Staff’s comments.

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Ms. Karen Rossotto

 U.S. Securities and Exchange Commission

March 25, 2020

Prospectus – Fund Details – Frequent Trading Policy

19.           Comment:       In this section, the disclosure states,“[t]hrough its transfer agent and the Stellar network, the Fund performs ongoing monitoring of shareholder trading in shares of the Fund ... in order to try and identify shareholder trading patterns that suggest an ongoing short-term trading strategy.”  As the Fund will use a public, non-permissioned blockchain, please explain to us whether determining frequency of trading by referring to the Stellar network, rather than solely to the transfer agent, may be complicated by the higher risk of hacking or a security breach of the blockchain.

Response:              The Trust has revised the disclosure to remove the reference to the Stellar network in this section.

Statement of Additional Information – Goals, Strategies and Risks

20.           Comment:       On page 2, the third fundamental investment policy states the Fund may not:

[m]ake loans if, as a result, more than 33 1/3% of its total assets would be lent to other persons, including other investment companies to the extent permitted by the 1940 Act or any rules, exemptions or interpretations thereunder that may be adopted, granted or issued by the SEC. This limitation does not apply to... loan participations and/or engaging in direct corporate loans in accordance with its investment goals and policies... (emphasis added).

Please explain supplementally why the Fund’s “engaging in direct corporate loans” does not apply to the limitations on the Fund’s ability to make loans under the 1940 Act.

Response:              The Fund’s fundamental investment restriction regarding making loans recites the Fund’s policy with respect to making loans to other persons, as required by Section 8(b)(1) of the 1940 Act, and excepts from that restriction engaging “in direct corporate loans in accordance with its investment goals and policies,” along with other debt securities and other debt instruments and loan participations.  “Direct corporate loans” or direct investments in corporate loans reference the debt instrument that the Fund would acquire as an initial investor in a new corporate loan structured by a lender or group of lenders where the Fund will have a direct contractual relationship with the borrower (as opposed to a participation interest where the Fund’s sole contractual relationship is with the seller of the interest).  Purchasing loans or an interest in a loan in this fashion would allow the Fund to avoid the credit risk of the agent bank or other intermediary.  Section 21 of the 1940 Act states that “[i]t shall be unlawful for any registered management company to lend money or property to any person, directly or indirectly, if: (a) the investment policies of such registered company … do not permit such a loan; or (b) such person controls or is under common control with such registered company ….”  The Fund will add a discussion of direct corporate loans as a footnote to the Fund’s fundamental investment restrictions in its Statement of Additional Information.

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Ms. Karen Rossotto

 U.S. Securities and Exchange Commission

March 25, 2020

21.           Comment:       On page 3, the seventh fundamental investment policy states the Fund may not “[i]nvest more than 25% of its net assets in securities of issuers in any one industry (other than...securities of other investment companies...).”  Please note that a fund and its adviser may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining whether the fund is in compliance with its concentration policies.  Please add disclosure to clarify that the Fund will consider the investments of its underlying investment companies, if any, when determining the Fund’s compliance with its concentration policies.

Response:              The phrase “or securities of other investment companies” has been removed from the proposed restriction.  In addition, the following footnote has been added to the applicable fundamental investment restriction: “To the extent that the Fund invests in underlying funds, the Fund will take into account the holdings of the affiliated underlying funds in which it invests and will not ignore information about unaffiliated underlying funds.”

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Ms. Karen Rossotto

 U.S. Securities and Exchange Commission

March 25, 2020

Please do not hesitate to contact me at (949) 442-6044 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Timothy A. Spangler

Timothy A. Spangler

Dechert LLP

cc:    Alison E. Baur, Deputy General Counsel, Franklin Templeton Investments

        Navid J. Tofigh, Associate General Counsel, Franklin Templeton Investments

        Brenden P. Carroll, Partner, Dechert LLP

        Andrew J. Schaffer, Associate, Dechert LLP